UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294, Office 501

Montevideo, Uruguay, 11300 WTC Free Zone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3ASR (Registration Number: 333-187531) and Form S-8 (Registration Number: 333-173496) of Arcos Dorados Holdings Inc. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Condensed Consolidated Financial Statements as of September 30, 2017 and December 31, 2016 and for the nine-month periods ended September 30, 2017 and 2016 (Unaudited)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.
By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: November 8, 2017

Item 1

Arcos Dorados Holdings Inc.

Condensed Consolidated Financial Statements

As of September 30, 2017 and December 31, 2016 and for the nine-month periods ended September 30, 2017 and 2016 (Unaudited)

Arcos Dorados Holdings Inc.

Consolidated Statements of Income

 For the nine-month periods ended September 30, 2017 and 2016 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

	2017	2016
REVENUES
Sales by Company-operated restaurants	$2,310,980	$2,032,856
Revenues from franchised restaurants	111,664	88,615
Total revenues	2,422,644	2,121,471

OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(820,097)	(740,453)
Payroll and employee benefits	(508,914)	(444,682)
Occupancy and other operating expenses	(623,215)	(557,546)
Royalty fees	(117,450)	(103,388)
Franchised restaurants – occupancy expenses	(49,651)	(40,023)
General and administrative expenses	(175,950)	(157,817)
Other operating income, net	45,314	46,921
Total operating costs and expenses	(2,249,963)	(1,996,988)
Operating income	172,681	124,483
Net interest expense	(54,503)	(53,233)
Loss from derivative instruments	(7,036)	(52)
Foreign currency exchange results	(18,476)	28,900
Other non-operating expenses, net	(607)	(1,562)
Income before income taxes	92,059	98,536
Income tax expense	(31,888)	(40,732)
Net income	60,171	57,804
Less: Net income attributable to non-controlling interests	(277)	(145)
Net income attributable to Arcos Dorados Holdings Inc.	$59,894	$57,659

Earnings per share information:
Basic net income per common share attributable to Arcos Dorados Holdings Inc.	$0.28	$0.27
Diluted net income per common share attributable to Arcos Dorados Holdings Inc.	0.28	0.27

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

 Consolidated Statements of Comprehensive Income

 For the nine-month periods ended September 30, 2017 and 2016 (Unaudited)

Amounts in thousands of US dollars

	2017	2016
Net income	$60,171	$57,804
Other comprehensive income, net of tax:
Foreign currency translation	26,959	6,021
Post-employment benefits:
Reclassification of net loss to consolidated statement of income	290	336
Post-employment benefits (net of $150 and $173 of deferred income taxes, respectively)	290	336
Cash flow hedges:
Net loss recognized in accumulated other comprehensive loss	(14,469)	(55,781)
Reclassification of net loss to consolidated statement of income	8,405	40,299
Cash flow hedges (net of $1,365 and $nil of income taxes, respectively)	(6,064)	(15,482)
Total other comprehensive income (loss)	21,185	(9,125)
Comprehensive income	81,356	48,679
Less: Comprehensive income attributable to non-controlling interests	(275)	(121)
Comprehensive income attributable to Arcos Dorados Holdings Inc.	$81,081	$48,558

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

 Consolidated Statements of Balance Sheet

As of September 30, 2017 and December 31, 2016

Amounts in thousands of US dollars, except for share data and as otherwise indicated

	As of
	September 30, 2017	As of
	(Unaudited)	December 31, 2016
ASSETS
Current assets
Cash and cash equivalents	$269,764	$194,803
Accounts and notes receivable, net	82,675	83,239
Other receivables	28,044	28,841
Inventories	52,203	48,915
Prepaid expenses and other current assets	74,601	87,643
McDonald’s Corporation’s indemnification for contingencies	—	1,749
Total current assets	507,287	445,190
Non-current assets
Miscellaneous	105,901	89,661
Collateral deposits	5,325	5,325
Property and equipment, net	897,169	847,966
Net intangible assets and goodwill	42,553	43,044
Deferred income taxes	66,360	70,446
Derivative instruments	17,917	—
McDonald’s Corporation’s indemnification for contingencies	2,780	3,421
Total non-current assets	1,138,005	1,059,863
Total assets	$1,645,292	$1,505,053
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$218,293	$217,914
Royalties payable to McDonald’s Corporation	11,770	17,585
Income taxes payable	35,526	38,912
Other taxes payable	70,316	73,681
Accrued payroll and other liabilities	147,579	144,442
Provision for contingencies	756	764
Interest payable	8,202	7,035
Short-term debt	141	—
Current portion of long-term debt	4,435	28,099
Derivative instruments	13,603	19,876
Total current liabilities	510,621	548,308
Non-current liabilities
Accrued payroll and other liabilities	27,731	23,760
Provision for contingencies	25,032	17,348
Long-term debt, excluding current portion	630,896	551,580
Derivative instruments	13,809	10,615
Deferred income taxes	2,213	1,866
Total non-current liabilities	699,681	605,169
Total liabilities	1,210,302	1,153,477
Equity
Class A shares - no par value common stock; 420,000,000 shares authorized; 131,072,508 shares issued and outstanding at September 30, 2017; 131,711,224 shares issued and outstanding at December 31, 2016	376,732	373,969
Class B shares - no par value common stock; 80,000,000 shares authorized, issued and outstanding at September 30, 2017 and December 31, 2016	132,915	132,915
Additional paid-in capital	13,293	13,788
Retained earnings	331,862	271,968
Accumulated other comprehensive losses	(420,462)	(441,649)
Total Arcos Dorados Holdings Inc. shareholders’ equity	434,340	350,991
Non-controlling interests in subsidiaries	650	585
Total equity	434,990	351,576
Total liabilities and equity	$1,645,292	$1,505,053

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

 Condensed Consolidated Statements of Cash Flows

 For the nine-month periods ended September 30, 2017 and 2016 (Unaudited)

Amounts in thousands of US dollars

	2017	2016
Operating activities
Net income attributable to Arcos Dorados Holdings Inc.	$59,894	$57,659
Adjustments to reconcile net income attributable to Arcos Dorados Holdings Inc. to cash provided by operating activities:
Non-cash charges and credits:
Depreciation and amortization	73,190	74,326
Gain of property and equipment sales	(57,120)	(49,103)
Deferred income taxes	7,491	(6,397)
Foreign currency exchange results	20,130	(28,525)
Gain on sales of restaurants businesses	(5,415)	(10,698)
Others, net	25,879	14,095
Changes in assets and liabilities	23,457	8,832
Net cash provided by operating activities	147,506	60,189
Investing activities
Property and equipment expenditures	(108,558)	(52,070)
Loans collected from related parties	—	1,800
Purchases of restaurant businesses paid at acquisition date	(870)	—
Proceeds from sale of property and equipment and related advances	44,725	76,851
Proceeds from sale of restaurant businesses and related advances	5,863	14,410
Other investing activity	(1,016)	(494)
Net cash (used in) provided by investing activities	(59,856)	40,497
Financing activities
(Repayment of) / proceeds from Secured Loan Agreement	(169,511)	167,262
Issuance of 2027 Notes	265,000	—
Net payment of derivative instruments	(40,822)	(6,268)
Purchase and repayment of 2016 Notes	—	(181,156)
Purchase of 2023 Notes	(48,885)	(80,800)
Net short-term borrowings	136	(2,268)
Other financing activities	(7,140)	(8,274)
Net cash used in financing activities	(1,222)	(111,504)
Effect of exchange rate changes on cash and cash equivalents	(11,467)	10,506
Increase (decrease) in cash and cash equivalents	74,961	(312)
Cash and cash equivalents at the beginning of the year	$194,803	$112,519

Cash and cash equivalents at the end of the period	$269,764	$112,207

Supplemental cash flow information:
Cash paid during the period for:
Interest	$46,252	$68,226
Income tax	18,912	35,040
Non-cash investing activities:
Exchange of assets	$2,000	$2,150
Receivable related to sales of restaurant businesses	—	2,095

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

 Consolidated Statement of Changes in Equity

 For the nine-month period ended September 30, 2017 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

	Arcos Dorados Holdings Inc.’ Shareholders
	Class A shares of common stock		Class B shares of common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive losses	Total	Non- controlling interests	Total
	Number	Amount	Number	Amount
Balances at beginning of fiscal year	130,711,224	$373,969	80,000,000	$132,915	$13,788	$271,968	$(441,649)	$350,991	$585	$351,576
Net income for the period (Unaudited)	—	—	—	—	—	59,894	—	59,894	277	60,171
Other comprehensive income (loss) (Unaudited)	—	—	—	—	—	—	21,187	21,187	(2)	21,185
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan (Unaudited)	361,284	2,763	—	—	(2,763)	—	—	—	—	—
Stock-based compensation related to the 2011 Equity Incentive Plan (Unaudited)	—	—	—	—	2,268	—	—	2,268	—	2,268
Dividends to non-controlling interests (Unaudited)	—	—	—	—	—	—	—	—	(210)	(210)
Balances at end of period (Unaudited)	131,072,508	$376,732	80,000,000	$132,915	$13,293	$331,862	$(420,462)	$434,340	$650	$434,990

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

Consolidated Statement of Changes in Equity

 For the nine-month period ended September 30, 2016 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

	Arcos Dorados Holdings Inc.’ Shareholders
	Class A shares of common stock		Class B shares of common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive losses	Total	Non- controlling interests	Total
	Number	Amount	Number	Amount
Balances at beginning of fiscal year	130,538,896	$371,857	80,000,000	$132,915	$12,606	$193,158	$(424,263)	$286,273	$617	$286,890
Net income for the period (Unaudited)	—	—	—	—	—	57,659	—	57,659	145	57,804
Other comprehensive loss (Unaudited)	—	—	—	—	—	—	(9,101)	(9,101)	(24)	(9,125)
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan (Unaudited)	172,100	2,110	—	—	(2,110)	—	—	—	—	—
Stock-based compensation related to the 2011 Equity Incentive Plan (Unaudited)	—	—	—	—	2,504	—	—	2,504	—	2,504
Dividends to non-controlling interests (Unaudited)	—	—	—	—	—	—	—	—	(172)	(172)
Balances at end of period (Unaudited)	130,710,996	$373,967	80,000,000	$132,915	$13,000	$250,817	$(433,364)	$337,335	$566	$337,901

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2017 and 2016 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

1.       Organization and nature of business

Arcos Dorados Holdings Inc. (the “Company”) is a limited liability company organized and existing under the laws of the British Virgin Islands. The Company’s fiscal year ends on the last day of December. The Company has a 99.999% equity interest in Arcos Dorados Cooperatieve U.A., which has a 100% equity interest in Arcos Dorados B.V. (“ADBV”).

On August 3, 2007, the Company, indirectly through its wholly-owned subsidiary ADBV, entered into a Stock Purchase Agreement and Master Franchise Agreements (“MFAs”) with McDonald’s Corporation pursuant to which the Company completed the acquisition of the McDonald’s business in Latin America and the Caribbean (“LatAm business”). Prior to this acquisition, the Company did not carry out operations. The Company’s rights to operate and franchise McDonald’s-branded restaurants in the Territories, and therefore the ability to conduct the business, derive exclusively from the rights granted by McDonald’s Corporation in the MFAs through 2027. The initial term of the MFA for French Guyana, Guadeloupe and Martinique was ten years through August 2, 2017 with an option to extend the agreement for these territories for an additional period of ten years, through August 2, 2027.  On July 20, 2016, the Company has exercised its option to extend the MFA for these three territories.

The Company, through ADBV’s wholly-owned and majority owned subsidiaries operates and franchises McDonald’s restaurants in the food service industry. The Company has operations in twenty territories as follows: Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curacao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, Trinidad and Tobago, Uruguay, the U.S. Virgin Islands of St. Croix and St. Thomas (USVI) and Venezuela. All restaurants are operated either by the Company’s subsidiaries or by independent entrepreneurs under the terms of sub-franchisee agreements (franchisees).

2.       Basis of presentation and principles of consolidation

The accompanying condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”) for interim financial information and include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The Company has elected to report its consolidated financial statements in United States dollars (“$” or “US dollars”).

The accompanying condensed consolidated financial statements do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted for purposes of this presentation. The accompanying condensed consolidated financial statements should be read in conjunction with the consolidated annual financial statements of the Company as of December 31, 2016.

The accompanying condensed consolidated financial statements are unaudited and include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, which are considered necessary for the fair presentation of the information in the consolidated financial statements.

The Company’s revenues are generally greater in the second half of the year. Although the impact on the Company’s results of operations is relatively small, this impact is due to increased consumption of the Company’s products during the winter and summer holiday seasons, affecting July and December, respectively (for the Southern hemisphere).

Operating results for the nine-month period ended September 30, 2017 are not necessarily indicative of results that may be expected for any future periods.

3.       Summary of significant accounting policies

There have been no material changes in the Company’s accounting policies disclosed in the notes to the consolidated annual financial statements as of December 31, 2016.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2017 and 2016 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.       Summary of significant accounting policies (continued)

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Foreign currency matters

The financial statements of the Company’s foreign operating subsidiaries are translated in accordance with guidance in ASC 830 Foreign Currency Matters. Except for the Company’s Venezuelan operations, the functional currencies of the Company’s foreign operating subsidiaries are the local currencies of the countries in which they conduct their operations. Therefore, assets and liabilities are translated into US dollars at the balance sheets date exchange rates, and revenues and expenses are translated at average rates prevailing during the periods. Translation adjustments are included in the “Accumulated other comprehensive losses” component of shareholders’ equity. The Company includes foreign currency exchange results related to monetary assets and liabilities transactions, including intercompany transactions, denominated in currencies other than its functional currencies in its income statement.

Effective January 1, 2010, Venezuela is considered to be highly inflationary, and as such, the financial statements of the Company’s Venezuelan subsidiaries are remeasured as if their functional currencies were the reporting currency (US dollars). As a result, remeasurement gains and losses are recognized in earnings rather than in the cumulative translation adjustment, component of “Accumulated other comprehensive losses” within shareholders’ equity.

See Note 13 for additional information pertaining to the Company’s Venezuelan operations, including currency restrictions and controls existing in the country and a discussion of the exchange rate used for remeasurement purposes.

Recent accounting pronouncements

In February 2016, new guidance about leases was issued. The new standard (ASC 842) supersede the lease requirements of ASC 840. The objective of the new guidance is to establish the principles that lessees and lessors shall apply to report useful information to users of financial statements about the amount, timing, and uncertainty of cash flows arising from a lease. This standard is effective for annual periods beginning after December 15, 2018, including interim periods. The Company is currently evaluating the impact of the provisions of ASC 842.

No other new accounting pronouncement issued or effective during the period had or is expected to have a material impact on the Company’s consolidated financial statements.

4.       Short-term debt

Short-term debt consists of the following:

As of
	September 30, 2017	As of
	(Unaudited)	December 31, 2016
Bank overdrafts	$141	$—
	$141	$—

Revolving credit facilities

The Company entered into revolving credit facilities in order to borrow money from time to time to cover its working capital needs and for other general corporate purposes.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2017 and 2016 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

4.       Short-term debt (continued)

Revolving credit facilities (continued)

On August 1, 2017, ADBV renewed its committed revolving credit facility with Bank of America, N.A. (BOFA), as lender, for up to $25 million maturing on August 3, 2018. In addition, on November 10, 2016, ADBV entered into a revolving credit facility with JPMorgan Chase Bank, N.A, for up to $25 million maturing on November 10, 2017. Each loan made to ADBV under these agreements will bear interest at an annual rate equal to LIBOR plus 2.50%. Interest on each loan will be payable at maturity and on a quarterly basis, beginning with the date that is three calendar months following the date the loan is made.

The obligations of ADBV under the revolving credit facilities are jointly and severally guaranteed by certain of the Company’s subsidiaries on an unconditional basis. Furthermore, the agreements include customary covenants including, among others, restrictions on the ability of ADBV, the guarantors and certain material subsidiaries to: (i) incur liens, (ii) enter into any merger, consolidation or amalgamation; (iii) sell, assign, lease or transfer all or substantially all of the borrower’s or guarantor’s business or property; (iv) enter into transactions with affiliates; (v) engage in substantially different lines of business; (vi) engage in transactions that violate certain anti-terrorism laws; and (vii) is required to comply with a consolidated net indebtedness to EBITDA ratio lower than 3.0 to 1 as of the last day of any fiscal quarter of the borrower. The revolving credit facilities provide for customary events of default, which, if any of them occurs, would permit or require the lender to terminate its obligation to provide loans under the revolving credit facilities and/or to declare all sums outstanding under the loan documents immediately due and payable.

As of September 30, 2017, the mentioned ratio was 1.19 and thus the Company is currently in compliance with the ratio requirement under both revolving credit facilities.

5.       Long-term debt

Long-term debt consists of the following:

	As of	As of
	September 30, 2017	December 31, 2016
	(Unaudited)
2027 Notes	$265,000	$—
2023 Notes	348,069	393,767
Secured Loan Agreement	—	167,262
Capital lease obligations	4,670	4,704
Other long-term borrowings	24,852	25,553
Subtotal	642,591	591,286
Discount on 2023 Notes	(3,964)	(5,029)
Premium on 2023 Notes	1,500	1,910
Fair value adjustment related to Secured Loan Agreement (i)	—	(2,877)
Deferred financing costs	(4,796)	(5,611)
Total	635,331	579,679
Current portion of long-term debt	4,435	28,099
Long-term debt, excluding current portion	$630,896	$551,580

(i)	The carrying value of hedged items in fair value hedges, are adjusted for fair value changes to the extent they are attributable to the risks designated as being hedged. The related hedging instrument was also recorded at fair value included within "Derivative instruments" in current and non-current liabilities as of December 31, 2016.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2017 and 2016 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

5.       Long-term debt (continued)

2027, 2023 and 2016 Notes

The following table presents additional information related to the 2027, 2023 and 2016 Notes (the "Notes"):

			Principal as of
	Annual interest rate	Currency	September 30, 2017 (Unaudited)	December 31, 2016	Maturity
2027 Notes	5.875%	USD	$265,000	$—	April 4, 2027
2023 Notes	6.625%	USD	348,069	393,767	September 27, 2023

	Interest Expense (i)		DFC Amortization (i)		Accretion of Premium and Amortization of Discount (i)
	2017 (Unaudited)	2016 (Unaudited)	2017 (Unaudited)	2016 (Unaudited)	2017 (Unaudited)	2016 (Unaudited)
2027 Notes	$7,655	$—	$150	$—	$—	$—
2023 Notes	18,120	22,009	530	852	655	1,049
2016 Notes	—	6,668	—	391	—	(266)

(i)	These charges are included within "Net interest expense" in the consolidated statements of income.

On July 13, 2011 and April 24, 2012, the Company issued Brazilian reais notes due in 2016 (the "2016 Notes") amounting to Brazilian reais (“BRL”) 675,000. Periodic payments of principal were not required and interest was paid semi-annually beginning on January 13, 2012. The Company incurred $3,699 of financing costs related to these issuances, which were capitalized as deferred financing costs ("DFC") and were amortized over the life of the notes.

The following table presents information related to the purchase and repayments of the principal of the 2016 Notes:

		Amount
Date	Redemption price	BRL	$
November 25, 2015	93.75%	40,000	9,995
November 30, 2015	93.75%	7,039	1,715
January 29, 2016	97.75%	1,180	288
April 21, 2016	100.00%	421,765	118,797
May 5, 2016	97.00%	4,025	1,106
July 13, 2016	100.00%	200,991	60,965
Total		675,000	192,866

On September 27, 2013, the Company issued senior notes for an aggregate principal amount of $473.8 million, which are due in 2023 (the "2023 Notes"). Periodic payments of principal are not required and interest is paid semi-annually commencing on March 27, 2014. The Company incurred $3,313 of financing costs related to the cash issuance of 2023 Notes, which were capitalized as deferred DFC and are being amortized over the life of the notes.

On June 1, 2016, the Company launched a cash tender offer to purchase $80,000 of its outstanding 2023 Notes, at a redemption price equal to 98%, which expired on June 28, 2016. The holders who tendered their 2023 Notes prior to June 14, received a redemption price equal to 101%. As a consequence of this transaction, the Company redeemed 16.9% of the outstanding principal. The total payment was $80,800 (including $800 of early tender payment) plus accrued and unpaid interest.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2017 and 2016 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

5.       Long-term debt (continued)

2027, 2023 and 2016 Notes (continued)

The results related to the cash tender offer and the accelerated amortization of the related DFC were recognized as interest expense within the consolidated statement of income.

Furthermore, on March 16, 2017, the Company launched another cash tender offer to purchase $80,000 of its outstanding 2023 Notes, at a redemption price equal to 104%, which expired on April 12, 2017. The holders who tendered their 2023 Notes prior to March 29, 2017, received a redemption price equal to 107%. As a consequence of this transaction, the Company redeemed 11.6% of the outstanding principal. The total payment was $48,885 (including $3,187 of early tender payment) plus accrued and unpaid interest. The results related to the cash tender offer and the accelerated amortization of the related DFC were recognized as interest expense within the consolidated statement of income.

In April 2017, the Company issued senior notes for an aggregate principal amount of $265 million, which are due in 2027 (the “2027 Notes”). Periodic payments of principal are not required and interest is paid semi-annually commencing on October 4, 2017. The proceeds from the issuance of the 2027 Notes were used to repay the Secured Loan Agreement, unwind the related derivative instruments (described in Note 6), to pay the principal and premium on the 2023 Notes, in connection with aforementioned tender offer, and for general purposes. The Company incurred $3,001 of financing costs related to the issuance of 2027 Notes, which were capitalized as DFC and are being amortized over the life of the notes.

The Notes are redeemable, in whole or in part, at the option of the Company at any time at the applicable redemption price set forth in the indenture governing them. The Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of the Company’s subsidiaries. The Notes and guarantees (i) are senior unsecured obligations and rank equal in right of payment with all of the Company’s and guarantors’ existing and future senior unsecured indebtedness; (ii) will be effectively junior to all of the Company’s and guarantors’ existing and future secured indebtedness to the extent of the value of the Company’s assets securing that indebtedness; and (iii) are structurally subordinated to all obligations of the Company’s subsidiaries that are not guarantors.

The indenture governing the Notes limits the Company’s and its subsidiaries’ ability to, among other things, (i) create certain liens; (ii) enter into sale and lease-back transactions; and (iii) consolidate, merge or transfer assets. In addition, the indenture governing the 2027 Notes, limits the Company’s and its subsidiaries’ ability to: incur in additional indebtedness and make certain restricted payments, including dividends. These covenants are subject to important qualifications and exceptions. The indenture governing the Notes also provides for events of default, which, if any of them occur, would permit or require the principal, premium, if any, and interest on all of the then-outstanding Notes to be due and payable immediately.

The 2023 Notes are listed on the Luxembourg Stock Exchange and trade on the Euro MTF Market.

Secured Loan Agreement

On March 29, 2016, the Company’s Brazilian subsidiary signed a $167,262 Secured Loan Agreement (the "Loan") with five off-shore lenders namely: Citibank N.A., Itaú BBA International plc, Santander (Brasil) S.A., Cayman Islands Branch, Bank of America N.A. and JP Morgan Chase Bank, N.A. Each loan under the agreement bore interest at the following annual interest rates:

Lender	Annual Interest Rate
Citibank N.A.	3M LIBOR + 2.439%
Itaú BBA International plc	5.26%
Banco Santander (Brasil) S.A., Cayman Islands Branch	4.7863%
Bank of America N.A.	3M LIBOR + 4.00%
JP Morgan Chase Bank, N.A.	3M LIBOR + 3.92%

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2017 and 2016 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

5.       Long-term debt (continued)

Secured Loan Agreement (continued)

In order to fully convert each loan of the agreement into BRL, the Brazilian subsidiary entered into five cross-currency interest rate swap agreements with the local subsidiaries of the same lenders. Consequently, the loans were fully converted into BRL amounting to BRL613,850. Refer to Note 6 for more details.

Considering the cross currency interest rate swap agreements, the final interest rate of the Loan was the Interbank Market reference interest rate (known in Brazil as “CDI”) plus 4.50% per year. Interest payments were made quarterly, beginning June 2016 and principal payments were made semi-annually, beginning September 2017.

The Loan proceeds were used primarily to repay the 2016 Notes mentioned above.

The Loan matured on March 30, 2020 and periodic payments of principal were required. Prepayments were allowed without penalty. On April 11, 2017, the Company repaid the Loan with a total payment of $169.7 million including the outstanding principal, plus accrued and unpaid interest and certain transaction costs.

The Company incurred $3,243 of financing costs related to the issuance of the Loan, which were capitalized as DFC and were amortized over the life of the Loan. As a consequence of the repayment, the remaining DFC were recognized as interest expense in the consolidated statement of income.

The following table presents information related to the Secured Loan Agreement:

Interest Expense (i) (ii)		DFC Amortization (ii)		Other Costs (ii) (iii)
2017 (Unaudited)	2016 (Unaudited)	2017 (Unaudited)	2016 (Unaudited)	2017 (Unaudited)	2016 (Unaudited)
$2,570	$4,329	$3,251	$570	$2,249	$—

(i)	This charge does not include the effect of the 2016 Cross-currency interest rate swap agreements (fair value hedge) mentioned in Note 6, amounting to a loss of $6,921. Including this effect the total interest cost amounts to $9,491.

(ii)	These charges are included within "Net interest expense" in the consolidated statement of income.

(iii)	Transaction costs related to the repayment of the Loan.

6.       Derivative instruments

The following table presents the fair values of derivative instruments included in the consolidated balance sheets as of September 30, 2017 and December 31, 2016:

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2017 and 2016 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

6. Derivative instruments (continued)	Derivatives
		Fair Value
		As of	As of
Type of Derivative	Balance Sheets Location	September 30, 2017	December 31, 2016
		(Unaudited)
Derivatives designated as hedging instruments
Cash flow hedge
Forward contracts	Accrued payroll and other liabilities	(228)	(100)
Cross-currency interest rate swap (i)	Derivative instruments	(7,897)	(3,274)
Call spread (i)	Derivative instruments	13,020	—
Coupon-only swap (i)	Derivative instruments	(14,618)	—
Fair value hedge
Cross-currency interest rate swap (i)	Derivative instruments	—	(27,217)
		$(9,723)	$(30,591)

Derivatives not designated as hedging instruments

Forward contracts	Accrued payroll and other liabilities	$(755)	$—
		(755)	—
Total derivative instruments		$(10,478)	$(30,591)

(i)	At September 30, 2017, disclosed in the consolidated balance sheet as follows: $17,917 as non-current asset, $13,603 as a current liability and $13,809 as non-current liability. At December 31, 2016, presented in the consolidated balance sheet as follows: $19,876 as a current liability and $10,615 as a non-current liability.

Derivatives designated as hedging instruments

Cash flow hedge

Forward contracts

The Company has entered into various forward contracts in a few territories in order to hedge a portion of the foreign exchange risk associated with forecasted imports of goods. The effect of the hedges result in fixing the cost of goods acquired (i.e. the net settlement or collection adjusts the cost of inventory paid to the suppliers). As of September 30, 2017, the Company has forward contracts outstanding for a notional amount of $25,776 that mature during 2017 and 2018.

The Company made net (payments) collections totaling $(1,170) and $903 during the nine-month periods ended September 30, 2017 and 2016, respectively, as a result of the net settlements of these derivatives.

Cross-currency interest rate swap

The Company entered into three cross-currency interest rate swap agreements to hedge all the variability in a portion (73%) of the principal and interest collections of its BRL intercompany loan receivables with ADBV. The agreements were signed during November, 2013 (amended in February 2017) June, and July 2017. The following table presents information related to the terms of the agreements:

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2017 and 2016 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

6.       Derivative instruments (continued)

Derivatives designated as hedging instruments (continued)

Cash flow hedge (continued)

Cross-currency interest rate swap (continued)

Bank	Payable			Receivable			Interest payment dates	Maturity
	Currency	Amount	Interest rate	Currency	Amount	Interest rate
JP Morgan Chase Bank, N.A. (i)	BRL	108,000	13%		$35,400	4.38%	March 31/ September 30	September 2023
JP Morgan Chase Bank, N.A.	BRL	98,670	13%		$30,000	6.02%	March 31/ September 30	September 2023
Citibank N.A.	BRL	94,200	13%		$30,000	6.29%	March 31/ September 30	September 2023

(i)	During the nine-month period ended September 30, 2017, the agreement was amended twice: on February 9, 2017 and February 22, 2017. All the terms of the swap agreement match the terms of the BRL intercompany loan receivable. As a result of the amendments the Company paid $ 2,689. According to ASC 815-30-40, the amount deferred in accumulated other comprehensive income (loss) until the date of the last amendment, amounting to $(705) as of September 30, 2017, will be amortized to earnings as the originally hedged cash flows affects the statement of income.

During April 2017, the Company’s Brazilian subsidiary entered into similar agreements in order to hedge all the variability in a portion (50%) of the principal and interest payable of intercompany loan payables nominated in US dollar.

The following table presents information related to the terms of the agreements:

Bank	Payable			Receivable			Interest payment dates	Maturity
	Currency	Amount	Interest rate	Currency	Amount	Interest rate
BAML (i)	BRL	156,250	13.64%		$50,000	6.91%	March 31/ September 30	April 2027
Banco Santander S.A.	BRL	155,500	13.77%		$50,000	6.91%	June 30/ December 31	September 2023

(i)	Bank of America Merrill Lynch Banco Múltiplo S.A.

The Company paid $6,163 and $15,845 of net interest during the nine-month periods ended September 30, 2017 and 2016, respectively.

Call spread

During April 2017, the Company’s Brazilian subsidiary entered into two call spread agreements in order to hedge the variability in a portion (50%) of the principal of intercompany loan payables nominated in US dollar. Call spread agreements consist of a combination of two call options: the Company bought an option to buy US dollar at a strike price equal to the BRL exchange rate at the date of the agreements, and wrote an option to buy US dollar at a higher strike price than the previous one. Both pair of options have the same notional amount and are based on the same underlying with the same maturity date.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2017 and 2016 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

6.       Derivative instruments (continued)

Derivatives designated as hedging instruments (continued)

Cash flow hedge (continued)

The following table presents information related to the terms of the agreements:

Call spread (continued)

Bank	Nominal Amount		Strike price		Maturity
	Currency	Amount	Call option written	Call option bought
Citibank S.A.		$50,000	4.49	3.11	September 2023
JP Morgan S.A.		$50,000	5.20	3.13	April 2027

Coupon-only swap

During April 2017, the Company’s Brazilian subsidiary entered into two coupon-only swap agreements in order to hedge the variability (50%) in the interest payable related to the intercompany loan aforementioned.

The following table presents information related to the terms of the agreements:

Bank	Payable			Receivable			Interest payment dates	Maturity
	Currency	Amount	Interest rate	Currency	Amount	Interest rate
Citibank S.A.	BRL	155,500	11.08%		$50,000	6.91%	June 30/ December 31	September 2023
JP Morgan S.A.	BRL	156,250	11.18%		$50,000	6.91%	March 31/ September 30	April 2027

The Company paid $1,390 of net interest during the nine-month period ended September 30, 2017, related to these agreements.

Additional disclosures

The following table present the pretax amounts affecting income and other comprehensive income for the nine-month periods ended September 30, 2017 and 2016 for each type of derivative relationship:

Derivatives in Cash Flow Hedging Relationships	(Loss) Gain Recognized in Accumulated OCI on Derivative (Effective Portion) (Unaudited)		Loss (Gain) Reclassified from Accumulated OCI into Income (Effective Portion) (i) (Unaudited)		Gain (Loss) Recognized in Income on Derivative (Amount Excluded from Effectiveness Testing and Ineffective Portion) (ii) (Unaudited)
	2017	2016	2017	2016	2017	2016
Forward contracts	$(1,298)	$(267)	$1,170	$(903)	$—	$—
Cross-currency interest rate swaps	(12,928)	(55,514)	7,461	41,202	—	—
Call Spread	14,410	—	(1,390)	—	—	—
Coupon-only swap	(16,754)	—	1,900	—	236	—
Total	$(16,570)	$(55,781)	$9,141	$40,299	$236	$—

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2017 and 2016 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

6.       Derivative instruments (continued)

Derivatives designated as hedging instruments (continued)

Cash flow hedge (continued)

Additional disclosures (continued)

(i)	The (loss) gain recognized in income related to forward contracts was recorded as an adjustment to food and paper. The net (loss) gain recognized in income, related to Cross-currency interest rate swaps is presented in the consolidated statement of income as follows: a loss of $1,186 and $(26,625), respectively, as an adjustment to foreign currency exchange results and a loss of $6,275 and $14,577, respectively as an adjustment to net interest expense. The gain (loss) recognized in income related to call spread agreements and coupon-only swap agreements were recorded as an adjustment to foreign currency exchange and interest expense, respectively.

(ii)	The gain recognized in income is presented within “Loss from derivative instruments”.

Fair value hedge

Cross-currency interest rate swap

On March 29, 2016, the Company entered into five cross-currency interest rate swap agreements (the "2016 cross-currency interest rate swap") in order to fully hedge the principal and interest cash flows of the Secured Loan Agreement described in Note 5, into BRL. The agreements were signed with the Brazilian subsidiaries of the banks participating in the secured loan. All the terms of the 2016 cross-currency interest rate swap agreements matched the terms of the Secured Loan Agreement. Pursuant to these agreements, the Company received interest in US dollar at an interest rate equal to the one it had to pay to the off-shore lenders over a notional amount of $167.3 million and paid interest in BRL at CDI plus 4.50% per year, over a notional amount of BRL 613,9 million quarterly, beginning June 2016.

During April 2017, the Company unwound these agreements as a consequence of the repayment of the Secured Loan Agreement mentioned in Note 5. The total payment amounted to $39.1 million (BRL122.7 million), including $0.9 million of accrued and unpaid interest.

Until settlement, the accrued interest amounted to $6,921. This charge does not include the effect of the Secured Loan Agreement mentioned in Note 5, amounting to a loss of $2,570. Including this effect the total interest cost amounts to $9,491.

These amounts were recorded within “Net interest expense” in the Company’s consolidated statement of income

According to ASC 815-25-35, the change in the fair value of the hedging instrument and the change in the fair value of the hedged item shall be recognized in earnings. If those results are not perfectly offset, the difference shall be considered as hedge ineffectiveness.

The following table presents the pretax amounts affecting income for the nine-month period ended September 30, 2017:

	Loss recognized in Income on hedging derivatives	Gain recognized in Income on hedging items
Derivatives in Fair Value Hedging Relationships

Cross-currency interest rate swap (i)	(9,599)	4,118

(i)	The loss amounting to $5,481, related to the ineffective portion of derivatives, was recorded within “Loss from derivative instruments” in the Company’s consolidated statement of income.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2017 and 2016 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

6.       Derivative instruments (continued)

Derivatives not designated as hedging instruments

The Company enters into certain derivatives that are not designated for hedge accounting, therefore the changes in the fair value of these derivatives are recognized immediately in earnings together with the gain or loss from the hedged balance sheet position.

Derivatives Not Designated as Hedging Instruments	Location of Loss Recognized in Income	Loss Recognized in Income on Derivative instruments
		2017		2016
Forward Contracts	Loss from derivative instruments	$(1,911)		$—
Others	Loss from derivative instruments	120		(52)
Total		$(1,791)	1,504	$(52)

The Company paid $1,156 during the nine-month period ended September 30, 2017 related to those forward contracts.

7.       Share-based compensation

2011 Equity Incentive Plan

In March 2011, the Company adopted its Equity Incentive Plan, or 2011 Plan, to attract and retain the most highly qualified and capable professionals and to promote the success of its business. This Plan is being used to reward certain employees for the success of the Company’s business through an annual award program. The 2011 Plan permits grants of awards relating to class A shares, including awards in the form of shares (also referred to as stock), options, restricted shares, restricted share units, share appreciation rights, performance awards and other share-based awards as will be determined by the Company’s Board of Directors. The maximum number of shares that may be issued under the 2011 Plan is 2.5% of the Company’s total outstanding class A and class B shares immediately following its initial public offering.

The Company made a special grant of stock options and restricted share units in 2011 in connection with its initial public offering, which are totally vested. The Company also made recurring grants of stock options and restricted share units in each of the fiscal years from 2011 to 2017 (from 2015 to 2017 only restricted share units). Both types of these recurring annual awards vest as follows: 40% on the second anniversary of the date of grant and 20% on each of the following three anniversaries. For all grants, each stock option granted represents the right to acquire a Class A share at its grant-date fair market value, while each restricted share unit represents the right to receive a Class A share when vested. The exercise right for the stock options is cumulative and, once such right becomes exercisable, it may be exercised in whole or in part during quarterly window periods until the date of termination, which occurs at the seventh anniversary of the date of grant. The Company utilizes a Black-Scholes option-pricing model to estimate the value of stock options at the grant date. The value of restricted shares units is based on the quoted market price of the Company’s class A shares at the grant date.

On June 28, 2016, 1,117,380 stock options were converted to a liability award maintaining the original conditions of the 2011 Plan. There were not incremental compensation costs resulting from the modification. The employees affected by this modification were 104. The accrued liability is remeasured on a monthly basis until settlement. As of September 30, 2017, the outstanding units related to this liability award were 610,589 and the accumulated Additional paid-in capital related to these units as from the grant date amounts to $5,860 (net of $98 reclassified to "Accrued payroll and other liabilities" in the Company’s consolidated balance sheet).

The Company recognizes stock-based compensation expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. The Company recognized stock-based compensation expense in the amount of $2,357 and $2,516 during the nine-month periods ended September 30, 2017 and 2016, respectively. Stock-based compensation expense is included within “General and administrative expenses” in the consolidated statements of income.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2017 and 2016 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

7.       Share-based compensation (continued)

2011 Equity Incentive Plan (continued)

Stock Options

The following table summarizes the activity of stock options during the nine-month period ended September 30, 2017:

	Units	Weighted-average strike price	Weighted-average grant-date fair value
Outstanding at December 31, 2016	776,475	15.55	4.46
Expired (i)	(141,986)	21.20	5.28
Outstanding at September 30, 2017	634,489	14.28	4.28
Exercisable at September 30, 2017	540,331	15.03	4.58

(i)	As of September 30, 2017, Additional paid-in capital included $750 related to expired stock options.

The following table provides a summary of outstanding stock options at September 30, 2017:

	Vested (i)	Non-vested (ii)	Total
Number of units outstanding	540,331	94,158	634,489
Weighted-average grant-date fair market value per unit	4.58	2.53	4.28
Total grant-date fair value	2,476	238	2,714
Weighted-average accumulated percentage of service	100	81,1	98,3
Stock-based compensation recognized in Additional paid-in capital	2,476	193	2,669
Compensation expense not yet recognized (iii)	—	45	45

(i)	Related to exercisable awards.

(ii)	Related to awards that will vest between fiscal years 2017 and 2019.

(iii)	Expected to be recognized in a weighted-average period of 0.4 years.

Restricted Share Units

The following table summarizes the activity of restricted share units during the nine-month period ended September 30, 2017:

	Units	Weighted-average grant-date fair value
Outstanding at December 31, 2016	1,780,997	6.07
2017 annual grant	497,960	9.20
Partial vesting of 2012 grant (i)	(23,003)	14.35
Partial vesting of 2013 grant (i)	(24,073)	14.31
Partial vesting of 2014 grant (i)	(44,312)	8.58
Partial vesting of 2015 grant (i)	(269,896)	6.33
Forfeitures	(161,519)	5,94
Outstanding at September 30, 2017	1,756,154	6.64
Exercisable at September 30, 2017	—	—

(i)	As of September 30, 2017 , all Class A Shared were issued. Hence, the accumulated compensation expense related to partial vesting was reclassified from "Additional paid-in capital" to "Common stock".

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2017 and 2016 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

7.       Share-based compensation (continued)

2011 Equity Incentive Plan (continued)

Restricted Share Units (continued)

The resulting value of restricted share units granted during fiscal year 2017 was $4,581.

The following table provides a summary of outstanding restricted share units at September 30, 2017:

Number of units outstanding (i)	1,756,154
Weighted-average grant-date fair market value per unit	6.64
Total grant-date fair value	11,665
Weighted-average accumulated percentage of service	41.6
Stock-based compensation recognized in Additional paid-in capital	4,853
Compensation expense not yet recognized (ii)	6,812

(i)	Related to awards that will vest between fiscal years 2018 and 2022.

(ii)	Expected to be recognized in a weighted-average period of 2.2 years.

8.       Commitments and contingencies

Commitments

The MFAs require the Company and its MF subsidiaries, among other obligations:

(i)	to pay monthly royalties commencing at a rate of approximately 5% of gross sales of the restaurants, during the first 10 years, substantially consistent with market. This percentage increases to 6% and 7% for the subsequent two 5-year periods of the agreement;

(ii)	to agree with McDonald’s on a restaurant opening plan and a reinvestment plan for each three-year period and pay an initial franchise fee for each new restaurant opened;

(iii)	to commit to funding a specified Strategic Marketing Plan;

(iv)	to own (or lease) directly or indirectly, the fee simple interest in all real property on which any franchised restaurant is located; and

(v)	to maintain a minimum fixed charge coverage ratio (as defined therein) at least equal to 1.50 as well as a maximum leverage ratio (as defined therein) of 4.25.

On January 26, 2017, the Company reached an agreement with McDonald’s Corporation related to the restaurant opening and reinvestment plan, mentioned in point (ii) above, for the three-year period commenced on January 1, 2017. Under the agreement, the Company committed to open 180 new restaurants and to reinvest $292 million in existing restaurants. On January 25, 2017, McDonald’s Corporation agreed to provide growth support for the same period. The Company projects that the impact of this support could result in a consolidated effective royalty rate of 5.3% in 2017, 5.7% in 2018 and 5.9% in 2019.

For the nine-month period ended September 30, 2017, the Company was in compliance with the ratio requirements mentioned in point (v) above. The ratios for the period mentioned, were as follows:

	September 30, 2017 (Unaudited)	June 30, 2017 (Unaudited)	March 31, 2017 (Unaudited)
Fixed Charge Coverage Ratio	1.69	1.65	1.65

Leverage Ratio	4.02	4.05	4.12

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2017 and 2016 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

8.       Commitments and contingencies (continued)

Commitments (continued)

In addition, the Company maintains standby letters of credit with an aggregate drawing amount of $80 million in favor of McDonald’s Corporation as collateral for the obligations assumed under the MFAs. The letters of credit can be drawn if certain events occur, including the failure to pay royalties. No amounts have been drawn at the date of issuance of these financial statements.

Provision for contingencies

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor, tax and other matters. At September 30, 2017, the Company maintains a provision for contingencies, net of judicial deposits, amounting to $25,788 ($18,112 at December 31, 2016). As of September 30, 2017 and December 31, 2016, the net amount of $25,788 and $18,112 is disclosed as follows: $756 and $764 as a current liability and $25,032 and $17,348 as a non-current liability, respectively. The breakdown of the provision for contingencies is as follows:

	As of	As of
	September 30, 2017	December 31, 2016
	(Unaudited)
Tax contingencies in Brazil	$18,577	$13,312
Labor contingencies in Brazil	17,477	11,150
Others	12,139	12,222
Subtotal	48,193	36,684
Judicial deposits	(22,405)	(18,572)
Provision for contingencies	$25,788	$18,112

As of September 30, 2017, there are certain matters related to the interpretation of tax and labor laws for which there is a possibility that a loss may have been incurred in accordance with ASC 450-20-50-4 within a range of $107 million and $146 million.

As of September 30, 2017, there are certain matters related to the interpretation of income tax laws for which there is a possibility that a loss may have been incurred, as of the date of the financial statements in accordance with ASC 740 in an amount of $90 million, related to assessments for the fiscal years 2010, 2011, 2012 and 2013.

Additionally, there is a lawsuit filed by several Puerto Rican franchisees against McDonald’s Corporation and certain subsidiaries purchased by the Company during the acquisition of the LatAm business (“the Puerto Rican franchisees lawsuit”). The claim seeks declaratory judgment and damages in the aggregate amount of $66.7 million plus plaintiffs’ attorney fees. At the end of 2014 the plaintiffs finalized their presentation of evidence whereas the Company has not started yet. The Company believes that a final negative resolution has a low probability of occurrence.

During 2014, another franchisee filed a complaint (“the related Puerto Rican franchisee lawsuit”) against the Company and McDonald’s USA, LLC (a wholly owned subsidiary of McDonald’s Corporation), asserting a very similar claim to the one filed in the Puerto Rican franchisees lawsuit. The claim seeks declaratory judgment and damages in the amount of $30 million plus plaintiffs’ attorney fees. The Company believes that in this case a final negative resolution has a low probability of occurrence, since its close resemblance to the Puerto Rican franchisees lawsuit.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2017 and 2016 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

8.       Commitments and contingencies (continued)

Provision for contingencies (continued)

Furthermore, the Puerto Rico Owner Operator’s Association (“PROA”), an association integrated by the Company’s franchisees that meets periodically to coordinate the development of promotional and marketing campaigns (an association that at the time of the claim was formed solely by franchisees that are plaintiffs in the Puerto Rican franchisees lawsuit), filed a third party complaint and counterclaim (“the PROA claim”) against the Company and other third party defendants, in the amount of $31 million. On June 9, 2014, after several motions for summary judgment duly filed and opposed by the parties, the Court entered a “Partial Summary Judgment and Resolution” in favor of PROA, before initiating the discovery phase, finding that the Company must participate and contribute funds to the association. However, the Court did not specify any amount for which the Company should be held liable, due to its preliminary and interlocutory nature, and the lack of discovery conducted regarding the amounts claimed by the plaintiffs. The Company is opposing this claim vigorously because it believes that there is no legal basis for it, considering: (i) the obligation to contribute is not directed towards a cooperative, (ii) the franchise agreement does not contain a provision that makes it mandatory to participate in the cooperative, and (iii) PROA’s by-laws state that participation in the cooperative is voluntary, among other arguments. According to the points previously mentioned, the Company believes that a final negative resolution has a low probability of occurrence, therefore no provision has been recorded.

Pursuant to Section 9.3 of the Stock Purchase Agreement, McDonald’s Corporation indemnifies the Company for certain Brazilian claims as well as for specific and limited claims arising from the Puerto Rican franchisees lawsuit. Pursuant to the MFA, the Company indemnifies McDonald’s for the related Puerto Rican franchisee lawsuit and the PROA claim.

At September 30, 2017, the non-current portion of the provision for contingencies includes $2,780 ($5,170 at December 31, 2016) related to Brazilian claims that are covered by the indemnification agreement. As a result, the Company has recorded a non-current asset in respect of McDonald’s Corporation’s indemnity in the consolidated balance sheet.

9.       Segment and geographic information

The Company is required to report information about operating segments in annual financial statements and interim financial reports issued to shareholders in accordance with ASC 280. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. ASC 280 also requires disclosures about the Company’s products and services, geographical areas and major customers.

As discussed in Note 1, the Company through its wholly-owned and majority-owned subsidiaries operates and franchises McDonald’s restaurants in the food service industry. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. The Company manages its business as distinct geographic segments and its operations are divided into four geographical divisions, which are as follows: Brazil; the Caribbean division, consisting of Aruba, Curacao, Colombia, French Guyana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago, the U.S. Virgin Islands of St. Croix and St. Thomas and Venezuela; the North Latin America division (“NOLAD”), consisting of Costa Rica, Mexico and Panama; and the South Latin America division (“SLAD”), consisting of Argentina, Chile, Ecuador, Peru and Uruguay. The accounting policies of the segments are the same as those used in the preparation of the consolidated financial statements.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2017 and 2016 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

9.       Segment and geographic information (continued)

The following table presents information about profit or loss and assets for each reportable segment:

	For the nine-month periods ended
	September 30,
	2017	2016
	(Unaudited)	(Unaudited)
Revenues:
Brazil	$1,093,338	$955,062
Caribbean division	331,941	298,045
NOLAD	282,770	268,203
SLAD	714,595	600,161
Total revenues	$2,422,644	$2,121,471

Adjusted EBITDA:
Brazil	$139,912	$104,967
Caribbean division	13,372	10,067
NOLAD	23,456	25,983
SLAD	64,790	54,880
Total reportable segments	241,530	195,897
Corporate and others (i)	(48,013)	(43,728)
Total adjusted EBITDA	$193,517	$152,169

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2017 and 2016 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

9. Segment and geographic information (continued)	For the nine-month periods ended
	September 30,
	2017	2016
	(Unaudited)	(Unaudited)
Adjusted EBITDA reconciliation:
Total adjusted EBITDA	$193,517	$152,169

Plus (Less) items excluded from computation that affect operating income:
Depreciation and amortization	(73,190)	(74,326)
Gains from sale or insurance recovery of property and equipment	57,310	50,528
Write-offs of property and equipment	(3,427)	(3,606)
Impairment of goodwill	(200)	—
ADBV Long-Term Incentive Plan incremental compensation from modification	(1,329)	(282)
Operating income	172,681	124,483

Less:
Net interest expense	(54,503)	(53,233)
Loss from derivative instruments	(7,036)	(52)
Foreign currency exchange results	(18,476)	28,900
Other non-operating expenses, net	(607)	(1,562)
Income tax expense	(31,888)	(40,732)
Net income attributable to non-controlling interests	(277)	(145)
Net income attributable to Arcos Dorados Holdings Inc.	$59,894	$57,659
Depreciation and amortization:
Brazil	$38,428	$32,161
Caribbean division	18,572	25,940
NOLAD	15,577	16,798
SLAD	11,345	10,890
Total reportable segments	83,922	85,789
Corporate and others (i)	4,350	3,545
Purchase price allocation (ii)	(15,082)	(15,008)
Total depreciation and amortization	$73,190	$74,326

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2017 and 2016 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

9. Segment and geographic information (continued)	For the nine-month periods ended
	September 30,
	2017	2016
	(Unaudited)	(Unaudited)
Property and equipment expenditures:
Brazil	$59,829	$24,404
Caribbean division	12,033	7,569
NOLAD	8,156	5,104
SLAD	28,494	14,848
Total reportable segments	108,512	51,925
Corporate and others (i)	46	145
Total property and equipment expenditures	$108,558	$52,070

	As of
	September 30,
	2017	December 31,
	(Unaudited)	2016
Total assets:
Brazil	$755,538	$726,250
Caribbean division	350,632	355,568
NOLAD	258,193	247,546
SLAD	248,669	246,344
Total reportable segments	1,613,032	1,575,708
Corporate and others (i)	182,467	82,822
Purchase price allocation (ii)	(150,207)	(153,477)
Total assets	$1,645,292	$1,505,053

(i)	Primarily relates to corporate general and administrative expenses, corporate supply chain operations in Uruguay, and related assets. Corporate general and administrative expenses consist of corporate office support costs in areas such as facilities, finance, human resources, information technology, legal, marketing, restaurant operations, supply chain and training. As of September 30, 2017 and December 31, 2016, corporate assets primarily includes corporate cash and cash equivalents.

(ii)	Relates to the purchase price allocation adjustment made at corporate level, which reduces the total assets and the corresponding depreciation and amortization.

The Company’s revenues are derived from two sources: sales by Company-operated restaurants and revenues from restaurants operated by franchisees. All of the Company’s revenues are derived from foreign operations.

Long-lived assets consisting of property and equipment totaled $897,169 and $847,966 at September 30, 2017 and December 31, 2016, respectively. All of the Company’s long-lived assets are related to foreign operations.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2017 and 2016 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

10.       Shareholders’ equity

Authorized capital

The Company is authorized to issue a maximum of 500,000,000 shares, consisting of 420,000,000 class A shares and 80,000,000 class B shares of no par value each.

Issued and outstanding capital

At September 30, 2017, the Company had 211,072,508 shares issued and outstanding with no par value, consisting of 131,072,508 Class A shares and 80,000,000 Class B shares.

Rights, privileges and obligations

Holders of Class A shares are entitled to one vote per share and holders of Class B shares are entitled to five votes per share. Except with respect to voting, the rights, privileges and obligations of the Class A shares and Class B shares are pari passu in all respects, including with respect to dividends and rights upon liquidation of the Company.

Distribution of dividends

The Company can only make distributions to the extent that immediately following the distribution, its assets exceed its liabilities, and the Company is able to pay its debts as they become due. In addition, the 2027 Notes impose certain restrictions on the distribution of dividends.

For the nine-month period ended September 30, 2017, and during fiscal year 2016, the Company did not declare a dividend distribution to its shareholders, with respect to its results of operations for fiscal year 2016 and 2015, respectively.

Accumulated Other Comprehensive Losses

The following table sets forth information with respect to the components of “Accumulated other comprehensive losses” as of September 30, 2017 and their related activity during the nine-month period then ended:

	Foreign currency translation	Cash flow hedges	Post employment benefits (i)	Total Accumulated other comprehensive loss
Balances at December 31, 2016	$(441,081)	$305	$(873)	$(441,649)
Other comprehensive gain (loss) before reclassifications (Unaudited)	26,961	(14,469)	—	12,492
Net loss reclassified from accumulated other comprehensive income to consolidated statement of income (Unaudited)	—	8,405	290	8,695
Net current-period other comprehensive gain (loss) (Unaudited)	26,961	(6,064)	290	21,187
Balances at September 30, 2017 (Unaudited)	$(414,120)	$(5,759)	$(583)	$(420,462)

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2017 and 2016 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

10.       Shareholders’ equity (continued)

Accumulated Other Comprehensive Losses (continued)

The following table sets forth information with respect to the components of “Accumulated other comprehensive losses” as of September 30, 2016 and their related activity during the nine-month period then ended:

	Foreign currency translation	Cash flow hedges	Post employment benefits (i)	Total Accumulated other comprehensive loss
Balances at December 31, 2015	$(431,190)	$7,876	$(949)	$(424,263)
Other comprehensive gain (loss) before reclassifications (Unaudited)	6,045	(55,781)	—	(49,736)
Net loss reclassified from accumulated other comprehensive loss to consolidated statement of income (Unaudited)	—	40,299	336	40,635
Net current-period other comprehensive gain (loss) (Unaudited)	6,045	(15,482)	336	(9,101)
Balances at September 30, 2016 (Unaudited)	$(425,145)	$(7,606)	$(613)	$(433,364)

(i)	Related to a post-employment benefit in Venezuela established by the Organic Law of Labor and Workers (known as “LOTTT”, its Spanish acronym) in 2012. This benefit provides a payment of 30 days of salary per year of employment tenure based on the last wage earned to all workers who leave the job for any reason. The term of service to calculate the post-employment payment of active workers run retroactively since June 19, 1997. Annually, the Company obtains an actuarial valuation to measure the post-employment benefit obligation, using the projected unit credit actuarial method and measures this benefit in accordance with ASC 715-30, similar to pension benefit.

11.       Earnings per share

The Company is required to present basic earnings per share and diluted earnings per share in accordance with ASC Topic 260. Earnings per share are based on the weighted average number of shares outstanding during the period after consideration of the dilutive effect, if any, for common stock equivalents, including stock options and restricted share units. Basic earnings per common share are computed by dividing net income available to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per common share are computed by dividing net income by the weighted average number of shares of common stock outstanding and dilutive securities outstanding during the period under the treasury method.

The following table sets forth the computation of basic and diluted net income per common share attributable to Arcos Dorados Holdings Inc. for all periods presented:

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2017 and 2016 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

11. Earnings per share (continued)	For the nine-month periods ended
	September 30,
	2017	2016
	(Unaudited)	(Unaudited)
Net income attributable to Arcos Dorados Holdings Inc. available to common shareholders	$59,894	$57,659
Weighted-average number of common shares outstanding - Basic	210,889,576	210,625,380
Incremental shares from assumed exercise of stock options (i)	—	—
Incremental shares from vesting of restricted stock units	940,547	85,221
Weighted-average number of common shares outstanding - Diluted	211,830,123	210,710,601

Basic net income per common share attributable to Arcos Dorados Holdings Inc.	$0.28	$0.27
Diluted net income per common share attributable to Arcos Dorados Holdings Inc.	$0.28	$0.27

(i)	Options to purchase shares of common stock were outstanding during the nine-month periods ended September 30, 2017 and 2016. See Note 7 for details. These options were not included in the computation of diluted earnings per share because their inclusion would have been anti-dilutive.

12.       Related party transactions

The Company has entered into a master commercial agreement on arm’s length terms with Axionlog, a company under common control that operates the distribution centers in Argentina, Chile, Colombia, Mexico, Venezuela, Uruguay, Peru and Ecuador (the “Axionlog Business”). Pursuant to this agreement Axionlog provides the Company distribution inventory, storage and transportation services in the countries in which it operates. On November 9, 2011, the Company entered into a revolving loan agreement as a creditor with Axionlog Distribution B.V., a holding company of the Axionlog Business, for a total amount of $12 million at an interest rate of LIBOR plus 6%, in line interest rates prevailing in the market at the time of the agreement. Notwithstanding the fact that the loan maturity date was November 7, 2016, the parties decided to terminate the agreement early as of May 27, 2016. As a result, the Company collected the outstanding principal amount of $1,800.

The following table summarizes the outstanding balances between the Company and the Axionlog Business as of September 30, 2017 and December 31, 2016:

	As of
	September 30,
	2017	December 31,
	(Unaudited)	2016
Other receivables	$1,020	$1,050
Prepaid expenses and other current assets	1,112	—
Miscellaneous	3,947	3,612
Accounts payable	(6,784)	(10,355)

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2017 and 2016 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

12.       Related party transactions (continued)

The following table summarizes the transactions between the Company and the Axionlog Business for the nine-month periods ended September 30, 2017 and 2016:

	For the nine-month periods ended
	September 30,
	2017	2016
	(Unaudited)	(Unaudited)
Food and paper (i)	$(130,816)	$(120,203)
Occupancy and other operating expenses	(3,472)	(2,761)
Net interest income	—	31

(i)	Includes $36,684 of distribution fees and $94,132 of suppliers’ purchases managed through the Axionlog Business for the nine-month period ended September 30, 2017; and, $29,201 and $91,002, respectively, for the nine-month period ended September 30, 2016.

As of September 30, 2017, the Company had other receivables and accounts payable with Lacoop, A.C. and Lacoop II, S.C. totaling $52 and $1,199, respectively.

13.       Venezuelan operations

The Company conducts business in Venezuela where currency restrictions exist, limiting the Company’s ability to immediately access cash through repatriations at the government’s official exchange rate. The Company’s access to Venezuelan Bolívares (VEF) held by its Venezuelan subsidiaries remains available for use within this jurisdiction and is not restricted. The official exchange rate is established by the Central Bank of Venezuela and the Venezuelan Ministry of Finance and the acquisition of foreign currency at the official exchange rate by Venezuelan companies to pay foreign debt or dividends is subject to a registration and approval process by the relevant Venezuelan authorities. Since these restrictions are in place, the Company has not been able to access the official exchange rate to pay dividends and has been limited in its ability to pay royalties at the official exchange rate.

Revenues and operating loss of the Venezuelan operations were $55,467 and $4,793, respectively, for the nine-month period ended September 30, 2017; and $34,902 and $14,168, respectively, for the nine-month period ended September 30, 2016.

Since February 2013, the Venezuelan government has announced several changes in the currency exchange regulations. Therefore, the Company reassessed the exchange rate used for remeasurement purposes several times. Effective May 19, 2017, a new Exchange Agreement was issued setting new rules on foreign exchange transactions and replacing the existing mechanism called DICOM. Under the new regulation, the access to the supplementary floating market rate, called DICOM II, operates through an auction mechanism. To participate in DICOM II, the parties must be previously registered and make a sworn statement of the origin or destination of the funds. The first auction was published on May 31, 2017 with an exchange rate of 2,010 VEF per US dollar.

As a result of the remeasurement under DICOM II, the Company recognized a foreign currency exchange loss of $2,554 and a write down of certain inventories of $1,375 due to the currency exchange rate change impact on their net recoverable value. In addition, the Company performed the impairment testing of its long-lived assets in accordance with the guidance within ASC 360-10-35 concluding that no impairment was needed. The Company will continue closing monitor any indicator of impairment in Venezuela.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2017 and 2016 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

13.       Venezuelan operations (continued)

As of September 30, 2017, the DICOM II exchange rate settled at 3,345 VEF per dollar.

As of September 30, 2017, the Company’s local currency denominated net monetary position, which would be subject to remeasurement in the event of further changes in the DICOM II rate was $3 million (including $5.3 million of cash and cash equivalents). Venezuela’s non-monetary assets were $47.1 million at September 30, 2017 (including approximately $42.4 million of fixed assets and advances to suppliers).

In addition to exchange controls, the Venezuelan market is subject to price controls. The Venezuelan government issued a regulation establishing a maximum profit margin for companies and maximum prices for certain goods and services. Although these regulations caused a delay in the pricing plan, the Company was able to increase prices during the nine-month period ended September 30, 2017.

The Company’s Venezuelan operations, and the Company’s ability to repatriate its earnings, continue to be negatively affected by these difficult conditions and would be further negatively affected by additional devaluations or the imposition of additional or more stringent controls on foreign currency exchange, pricing, payments, profits or imports or other governmental actions or continued or increased labor unrest. The Company continues to closely monitor developments in this dynamic environment, to assess evolving business risks and actively manage its operations in Venezuela.